

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Hans Thomas
Chief Executive Officer
10X Capital Venture Acquisition Corp.
1 World Trade Center, 85th Floor
New York, NY 10007

   Re: 10X Capital Venture Acquisition Corp
    Amendment No. 2 to
    Preliminary Proxy Statement on Schedule 14A
    Filed June 11, 2021
    File No. 001-39737

Dear Mr. Thomas:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Amendment #2 on Preliminary Proxy Statement on Schedule 14A filed June 11, 2021

General

1. Please revise the proxy statement to comply with all applicable comments issued in regard to REE Automotive Ltd's Form F-4 Amendment #2 filed on June 7, 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Perry Hindin, Special Counsel, at (202) 551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey A. Letalien